UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

IRELAND INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-50033	91-2147049
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

810 Peace Portal Drive, Suite 201
Blaine, WA 98230
(Address of principal executive offices)

(360) 318-3020
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

IRELAND INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF IRELAND INC.

GENERAL

This Information Statement is being mailed commencing on or about June 19, 2007 by Ireland Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors to be made in connection with the completion of the assignment to the Company of certain option rights to acquire a mineral property located in Nevada and another mineral property located in California. This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's stockholders.

Note: All share amounts provided in this Information Statement have been adjusted to account for the Company’s 4:1 stock split, effected on April 25, 2007.

VOTING SECURITIES OF THE COMPANY

As of June 18, 2007 (the “Record Date”), there were 36,550,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(a)(2) of Regulation SB; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
SECURITY OWNERSHIP OF MANAGEMENT
Common Stock	Lorrie Ann Archibald Chief Executive Officer, President, Treasurer, Director and Former Chief Financial Officer	18,220,000(2) (direct)	49.8%
Common Stock	Douglas D.G. Birnie Secretary and Nominee Director	3,900,000(3) (direct)	10.1%

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	Robert D. McDougal Chief Financial Officer	1,700,000(4) (direct)	4.4%
Common Stock	All Officers and Directors as a Group (3 persons)	23,820,000	58.9%
5% Stockholders
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	Lorrie Ann Archibald 1745 Larkhall Crescent North Vancouver, BC V7H 2Z3	18,220,000 (direct)	49.8%
Common Stock	Douglas D.G. Birnie Secretary and Nominee Director	3,900,000(3) (direct)	10.1%
Common Stock	Nanominerals Corp. 1905 Southeastern Avenue Las Vegas, NV	42,200,000(5)	69.7%

Notes
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of June 18, 2007 (the “Record Date”), there were 36,550,000 shares of the Company’s common stock issued and outstanding.

(2)	The shares listed as beneficially owned by Ms. Archibald include options to acquire 20,000 shares of the Company’s common stock at an exercise price of $0.05 per share.

(3)	The shares listed as beneficially owned by Mr. Birnie include options to acquire 2,200,000 shares of the Company’s common stock at an exercise price of $0.05 per share.

(4)

The shares listed as beneficially owned by Mr. McDougal consist of options to acquire 500,000 shares of the Company’s common stock at an exercise price of $0.05 per share, plus an additional 1,200,000 shares of the Company’s common stock expected to be issued to him upon completion of the assignment of Nanomineral Corp.’s (“Nano”) rights to the Columbus and Red Mountain Projects as contemplated in the Nano Agreement (as defined below).

(5)

The shares listed as beneficially owned by Nano consist of 24,000,000 shares of the Company’s common stock issuable to Nano upon completion of the assignment of Nano’s rights to the Columbus and Red Mountain Projects as contemplated in the Nano Agreement, and 18,200,000 shares of the Company’s common stock to be purchased by Nano from Ms. Archibald, also as contemplated in the Nano Agreement.

CHANGES IN CONTROL

The Columbus and Red Mountain Projects

In March, 2007, the Company entered into an agreement (the “Nano Agreement”) with Nanominerals Corp. (“Nano”), pursuant to which Nano agreed to assign to the Company the following option rights:

(a)	an option to acquire up to a 15% interest in a calcium carbonate and silver brine mineral project located in Esmeralda County, Nevada (the “Columbus Project”);

(b)	an option to acquire 100% of the Columbus Project by way of a merger with the owners of the Columbus Project, Columbus S.M. LLC (“CSM”) and Columbus Brine Inc. (“CBI”);

(c)	an option to acquire up to a 60% interest in a certain mineral claims located in San Bernardino County, California (the “Red Mountain Project”); and

(d)	an option to acquire 100% of the Red Mountain Project for approximately $4,000,000 in cash and stock.

In exchange for Nano’s agreement to assign its rights in the Columbus and Red Mountain Projects, the Company agreed to, upon closing:

(a)	issue an aggregate of 30,000,000 shares of the Company’s common stock to Nano and to certain business associates of Nano (see below);

(b)	grant a royalty to Nano of 5% of net smelter returns, if any, from the Columbus and Red Mountain Projects;

(c)	issue promissory notes totaling $5,000,000, payable as follows:

(i) $500,000 payable within 60 days after closing,
(ii) $1,500,000 payable by July 31, 2008, and
(iii) $3,000,000 payable by July 31, 2009;

(d)

assume the obligations of Nano under the terms of the Columbus and Red Mountain Option Agreements, the details of which are set out in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC on April 5, 2007; and

(e)	reimburse Nano for expenditures made by it on the Columbus Project from January 1, 2007, and on the Red Mountain Project from April 1, 2007, both until closing.

In addition to the consideration paid by the Company, Lorrie Ann Archibald, the Company’s sole director and President, Treasurer and Chief Executive Officer, agreed to, upon closing, sell 18,200,000 shares of the Company’s common stock to Nano at a price of $0.0025 per share. These shares represent all of the shares of the Company’s common stock owned by Ms. Archibald. Closing of the transactions provided for under the Nano Agreement is expected to occur on or about June 30, 2007, and is subject to a number of terms and conditions, including confirmation from Nano that it has received all corporate and third-party approvals necessary to permit the assignment.

Details of the Nano Agreement and the option rights to the Columbus and Red Mountain Projects to be assigned to the Company thereunder are more particularly described in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the SEC on April 5, 2007 (the “2006 Annual Report”).

Upon closing of the transactions contemplated in the Nano Agreement, Nano and its business associates will acquire the following shares of the Company’s common stock, resulting in a change in control:

Name	Number of Shares

Nanominerals Corp.	42,200,000
Billie W. Maine	500,000
Richard J. Werdesheim and Lynne	2,500,000
Werdesheim trustees FBO Werdesheim
Family Trust 10/14/86
Robert D. McDougal	1,200,000
Avonlea Homes Investments Ltd.	1,800,000

Board and Officer Appointments

Upon signing the Nano Agreement, the Company appointed Robert D. McDougal as its Chief Financial Officer and appointed Douglas D.G. Birnie as its Secretary. The Company’s current officers and directors are as follows:

Name	Offices
Lorrie Ann Archibald	President, Chief Executive Officer, Treasure and sole director
Robert D. McDougal	Chief Financial Officer
Douglas D.G. Birnie	Secretary

Under the terms of the Nano Agreement, the Company and Ms. Archibald have agreed to have Mr. Birnie appointed as the Company’s President and as a director of the Company on or before closing. Ms. Archibald is expected to resign as a director of the Company on or before closing; however it is expected that she will continue as the Company’s Treasurer for the time being.

The appointment of Mr. Birnie as a director of the Company and Ms. Archibald’s corresponding resignation will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Lorrie Ann Archibald	40	President, Chief Executive Officer, Treasurer and sole Director
Robert D. McDougal	75	Chief Financial Officer
Douglas D.G. Birnie	37	Secretary and Nominee Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Lorrie Ann Archibald: Ms. Archibald is currently the Company’s President, Treasurer, Chief Executive Officer and is a member of our Board of Directors. Ms. Archibald was appointed to the Company’s Board of Directors and as the Company’s President, Treasurer and Chief Executive Officer on February 20, 2001. Ms. Archibald also acted as the Compay’s Chief Financial Officer from January 10, 2006 to March 30, 2007.

Ms. Archibald served as a stockbroker’s sales assistant at Continental Securities (which later became Yorkton Securities) from December of 1988 to September of 1992. From September of 1992 to February of 1999, Ms. Archibald was a registered representative with Canaccord Capital Corp. (Investment Dealers). During the period from January 1997 to October 1998, she was also licensed with First Securities, a member of the NASD. During the period from December 1998 to her current employment with the Company, she was a self-employed investor. From July 2001 to May 2005, she served as President and a Director of Nubio Ventures Inc., a non-reporting mineral exploration company that trades on the pink sheets. In June of 2001, she obtained a free miner’s license in the Province of British Columbia, Canada and since that date has been involved in the acquisition and disposition of mineral claims in British Columbia.

Robert D. McDougal: Mr. McDougal was appointed as the Company’s Chief Financial Officer on March 30, 2007.

Mr. McDougal is a Certified Public Accountant. He began practicing public accounting in 1973 and established his own practice in 1981. The majority of his practice is focused on mining and mining related clients including public companies, private companies’ partnerships and individuals. Mr. McDougal was a Director and Officer of GEXA Gold Corporation, a publicly traded mining company, from 1985 to 2001. Mr. McDougal was one of the founders of Millennium Mining Corporation, which was subsequently merged into Gold Summit Corporation, a publicly traded company. He is the managing partner of GM Squared, LLC, which holds numerous mining claims. He served on the Nevada Society of Certified Public Accountants Committee on Natural Resources for seven years, four years as chairman. Prior to this time Mr. McDougal spent 20 years in the United States Air Force, retiring with the rank of Major.

Douglas D.G. Birnie: Mr. Birnie was appointed as the Company’s Secretary on March 30, 2007. Mr. Birnie is expected to replace Ms. Archibald as the Company’s President, Chief Executive Officer and sole director on before completion of the transactions contemplated in the Nano Agreement.

Mr. Birnie graduated with a Bachelor of Commerce degree from the University of British Columbia in 1994. In 1995, Mr. Birnie was a founder of Columbus Group Communications Inc., a privately held internet solutions company. In 1998, Mr. Birnie received the Ernst and Young Entrepreneur of the Year award and the Business Development Bank of Canada Young Entrepreneur of the Year Award. During his tenure at Columbus Group, Mr. Birnie held the positions of CFO and COO until the company was acquired by TELUS Corp. in 2001. Mr. Birnie continued to work for TELUS Corp. as Director – Strategic Planning with the e.Solutions department until 2003.

TERMS OF OFFICE

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Under the terms of the Nano Agreement, as further consideration for Nano’s agreement to enter into the Nano Agreement and for completing the assignment of the mineral property rights, Lorrie Ann Archibald, the Company’s Chief Executive Officer, President, Treasurer and sole director, agreed to sell all 18,200,000 shares of the Company’s common stock owned by her to Nano at a price of $0.0025 per share.

Under the terms of the Nano Agreement, Robert D. McDougal, our Chief Financial Officer, will receive 1,200,000 of the total 30,000,000 shares of the Company’s common stock to be issued to in consideration for the assignment of Nano’s rights to the Columbus and Red Mountain Projects.

In addition, the Nano Agreement called for the Company to grant options to acquire 2,200,000 shares of the Company’s common stock to Douglas D.G. Birnie and options to acquire 500,000 shares of the Company’s common stock to Mr. McDougal. These options were granted to Mr. Birnie and Mr. McDougal on March 30, 2007 with an exercise price of $0.05 per share and expire on March 30, 2009. A description of the Nano Agreement and the mineral property rights to be assigned by Nano is provided in the Company’s 2006 Annual Report. Copies of the Nano Agreement and the Company’s option agreements with Mr. Birnie and Mr. McDougal are attached as exhibits to the Company’s 2006 Annual Report.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act:

Name and Principal Position	Number of Late Insider Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Lorrie Ann Archibald, Chief Executive Officer, President, Treasurer and Director	One	One	None

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. The Company’s sole director, Lorrie Ann Archibald, is also the Company’s Chief Executive Officer, President and Treasurer. In addition, upon his appointment as a director of the Company, Mr. Birnie is also expected to replace Ms. Archibald as the Company’s Chief Executive Officer and President. As a result, we do not have, and do not expect to have, any independent directors.

As a result of our limited operating history and limited resources, our management believes that we will have difficulty in attracting independent directors. In addition, we would be likely be required to obtain directors and officers insurance coverage in order to attract and retain independent directors. Our management believes that the costs associated with maintaining such insurance is prohibitive at this time.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company currently has only one director, making the appointment of standing committees impractical. The Company does not have charters for any of the above committees.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the total compensation paid or accrued to our named executive officers, as that term is defined in Item 402(a)(2) of Regulation S-B , and to our sole director, during the fiscal year ended December 31, 2006.

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Lorrie Ann Archibald CEO, President, Treasurer, Director, Former CFO	2006	$40,000(1)	$0	$0	$0	$0	$0	$0	$40,000
Christian Adolf Rommel Former Secretary	2006	$0	$0	$0	$0	$0	$0	$0	$0

(1)

The Company paid consulting fees of $5,000 per month to Ms. Archibald for the period from May 1, 2006 to December 31, 2006 in consideration for her services as Chief Executive Officer, President, Chief Financial Officer and Treasurer of the Company. No compensation was paid to Ms. Archibald for her services as the Company’s sole director.

Subsequent to our December 31, 2006 year end, the Company issued the following options under its 2007 Stock Incentive Plan:

(a)	options to acquire 20,000 shares of the Company’s common stock to Lorrie Ann Archibald, exercisable at a price of $0.05 per share and expiring on March 28, 2009;

(b)	options to acquire 2,200,000 shares of the Company’s common stock to Douglas D.G. Birnie, exercisable at a price of $0.05 per share and expiring on March 30, 2009; and

(c)	options to acquire 500,000 shares of the Company’s common stock to Robert D. McDougal, exercisable at a price of $0.05 per share and expiring on March 30, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

From the Company’s inception on February 20, 2001 to its fiscal year-ended December 31, 2006, the Company did not grant any stock options awards, stock awards or any other equity incentive plan awards to any of its named executive officers, as that term is defined under Item 402(a)(2) of Regulation S-B, or to the Company’s sole director. As such, there were no outstanding equity awards as at December 31, 2006.

EMPLOYMENT CONTRACTS

The Company have no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

Copies of the Company’s 2007 Stock Incentive Plan and the Company’s option agreements with Ms. Archibald, Mr. Birnie and Mr. McDougal are attached as exhibits to the Company’s 2006 Annual Report.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
IRELAND INC.
Dated: June 19, 2007
/s/ Lorrie Ann Archibald
LORRIE ANN ARCHIBALD
President and Chief Executive Officer